Exhibit 99.196

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Registration Statement on Form 40-F of our report dated May 22, 2019 relating to the consolidated financial statements of Fire & Flower Holdings Corp. for the fiscal year ended February 2, 2019, which is part of this Registration Statement.

/s/ McGovern Hurley LLP
Chartered Professional Accountants
Licensed Public Accountants

Toronto, Ontario, Canada

January 18, 2022

251 Consumers Road, Suite 800

Toronto, Ontario

M2J 4R3

mcgovernhurley.com

t. 416-496-1234